UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

February 26, 2008

Item 3.	News Release

The News Release dated February 26, 2008 was disseminated via CCN Matthews.

Item 4.	Summary of Material Change

The Company announced that additional gold, copper and molydenum mineralization had been intersected on the Heruga deposit, increasing strike length of the deposit by a further 200 metres.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Drilling has intersected additional gold, copper and molydenum mineralization on the Heruga deposit, increasing the strike length by a further 200 metres. The Heruga deposit is situated within the Company’s Javhlant licence in southern Mongolia, immediately south of Ivanhoe Mines’ Oyu Tolgoi copper and gold deposit. Results for six additional drill holes have been received. These results confirm that the Heruga discovery extends for a strike length of at least 1,800 metres, and remains open to the north, south and east.

The News Release dated February 26, 2008 is attached as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 26th day of February, 2008.

SCHEDULE “A”

Latest Drilling Extends Entrée Gold’s Heruga Deposit, Mongolia

Vancouver, B.C., February 26, 2008 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) announces additional gold, copper and molybdenum mineralization has been intersected on the Heruga deposit, increasing the strike length of the deposit by a further 200 metres. Drilling is being conducted by partner and project operator, Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN – “Ivanhoe Mines”).

The Heruga deposit is situated within the Company’s Javhlant licence, in southern Mongolia, immediately south of Ivanhoe Mines’ Oyu Tolgoi copper and gold deposit. Previously announced results from drilling have identified significant molybdenum-rich copper-gold mineralization. Results for six additional drill holes (EJD008A, EJD0023, EJD0024, EJD0025, EJD0026 and EJD0027) have been received. These results confirm that the Heruga discovery extends for a strike length of at least 1,800 metres, and remains open to the north, south and east.

Hole EJD0024 returned a very significant gold intercept averaging 2.05 grams per tonne (“g/t”) gold and 0.52% copper over 238 metres. Other significant results from EJD008A, EJD0023, EJD0024, EJD0025, EJD0026 and EJD0027 are listed in Table 1.

Greg Crowe, President and CEO of Entrée commented, “Mineralization at Heruga is exceptional not only in its high gold content, but also in its molybdenum content. In comparison to the rich Hugo North Extension system that was drill-defined over a strike length of 625 metres on the Shivee Tolgoi property, Heruga has now been defined over a strike length of 1,800 metres and remains open. It is clearly a substantial addition to the mineralization outlined to date on Oyu Tolgoi and Shivee Tolgoi. We are anticipating additional drill results and a resource estimate for Heruga in the foreseeable future.”

Discussion and Highlights of Recent Drilling

Over 42,000 metres have been drilled to date on Heruga, outlining a coherent block of copper-gold-molybdenum mineralization extending for approximately 1,800 metres north-south, with a vertical thickness typically varying between 400 to 800 metres, and a width of 200 to 300 metres. The shallowest portion of this mineralized system starts at a vertical depth of between 500 and 600 metres. Ivanhoe Mines continues to drill the deposit, with four rigs currently on site.

The new results add to the known mineralization along the east side of the deposit (drill holes EJD008A, EJD0023, EJD0024, EJD0026) while drill hole EJD0025 adds mineralization 200 metres north of previously defined mineralization (EJD001A and EJD008A section). Drill hole EJD0027 is an infill hole between the EJD001A section, 150 metres to the north and the EJD007 section, 150 metres to the south.

Results from the six additional holes are summarized in Table 1. Hole collar locations are shown on a map posted on the Entrée website at www.entreegold.com. Earlier drill results from Heruga were reported in news releases dated October 3 and October 9, 2007, and January 16, 2008.

Table 1. Selected mineralized intervals from the Heruga Deposit

Down-hole depth from - to metres (“m”)	Interval m	Cu %	Au g/t	Mo ppm	CuEq* %
EJD008A
1132.0 - 1754.0	622.0	0.34	0.59	102	0.81
Incl. 1132.0 - 1310.0	178.0	0.62	0.20	299	1.01
Incl. 1338.0 - 1406.0	24.0	0.56	0.52	169	1.04
Incl. 1424.0 - 1494.0	70.0	0.38	0.95	41	1.02

EJD0023
1110.0 - 1216.0	106.0	0.35	0.97	22	0.99
1302.0 - 1328.0	26.0	0.24	1.92	28	1.48
1500.0 - 1550.0	50.0	0.23	0.45	16	0.53

EJD0024
1252.0 - 1614.0	362.0	0.41	1.59	40	1.45
Incl. 1252.0 - 1490.0	238.0	0.52	2.05	49	1.86
Incl. 1280.0 - 1372.0	92.0	0.89	3.60	67	3.23

EJD0025
916.0 - 924.0	8.0	1.35	0.03	286	1.61
924.0 - 970.0	46.0	0.26	0.11	102	0.42
996.0 - 1140.0	144.0	0.58	0.20	130	0.82
1160.0 - 1214.0	54.0	0.56	0.15	232	0.86

EJD0026**
1066.0 - 1168.0	102.0	0.40	0.13	301	0.74
1168.0 - 1252.0	84.0	0.22	0.20	102	0.44
1484.0 - 1784.0	300.0	0.33	0.51	102	0.74
Incl. 1484.0 - 1588.0	104.0	0.56	0.55	233	1.12

EJD0027
852.0 - 1380.0	528.0	0.64	0.49	218	1.14
Incl. 1282.0 - 1380.0	98.0	0.66	1.23	52	1.49
1380.0 - 1800.0	pending

* Copper Equivalent estimated using $1.15/pound copper (“Cu”), $500/ounce gold (“Au”) and $10/pound molybdenum (“Mo”), without regard to recoveries.

** Hole ended at 1807.3 m in mineralization.

Additional drill results and sections from the Heruga deposit will be posted to Entrée’s web site at www.entreegold.com and to Ivanhoe Mines’ website at www.ivanhoemines.com.

Quality Assurance and Quality Control

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, and a qualified person as defined by NI 43-101, supervised the preparation of the information in this news release.

SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Most notably, the Company is a large landholder in Mongolia, where it holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett deposit and the newly discovered Heruga deposit.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe Mines has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. The Hugo North Extension on Lookout Hill, identified through drilling conducted by Ivanhoe Mines as part of the Earn-In Agreement, contains an Indicated Resource of 117 million tonnes averaging 1.8% copper and 0.61 g/t gold for a copper equivalent grade of 2.19%. The contained metal in this Indicated Resource is estimated at 4.6 billion pounds of copper and 2.3 million ounces of gold. An additional Inferred Resource for this area is estimated at 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold for a copper equivalent grade of 1.35%, containing 2.4 billion pounds of copper and 950,000 ounces of gold. Both the Indicated and Inferred Resources use a 0.6% copper equivalent cut-off grade. No consideration was made for metallurgical recoveries. (See the Company’s news release from March 29, 2007).

The Company continues to explore its large landholdings in Mongolia as well as evaluating new opportunities throughout the region and elsewhere in Asia. Entrée plans to explore the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade. In North America, the Company is exploring for copper-molybdenum porphyry systems in the southwest United States and seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.

Ivanhoe Mines and Rio Tinto are major shareholders of Entrée, holding approximately 15% and 16% of issued and outstanding shares respectively.

FURTHER INFORMATION

Monica Hamm, Investor Relations Entrée Gold Inc. Tel: 604-687-4777 E-mail: mhamm@entreegold.com	Primoris Group Tel: 866-368-7330 Email: info@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date February 27, 2008
By: /s/ Mona Forster Mona Forster VP & Corporate Secretary